                                                                        One Williams Center
                                                                                  P.O. Box 2400, MD 35-8
                             Tulsa, OK  74102-2400

September 12, 2008

Chris White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:       Apco Argentina Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on March 11, 2008
Form 10-Q for fiscal quarter ended June 30, 2008
Filed on August 8, 2008
File No. 0-08933

Dear Mr. White:

Apco Argentina Inc. (“Apco”), a Cayman Islands corporation, is in receipt of the comments by the staff of the Division of Corporation Finance by letter dated September 8, 2008.

In order to provide an accurate response, we respectfully request an extension of time to respond to these comments by September 30, 2008.  The reason for this request is due to the unavailability of key company personnel responsible for the preparation, review, and approval of our response.  It is our intention to file a complete and timely response and we feel this can be accomplished by September 30, 2008.

If you have any questions concerning the request, please contact me at (918) 573-1616 or by fax (918) 573-5630.

Sincerely,

/s/ Landy L. Fullmer
Chief Financial Officer